SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

eFunds Corporation
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

28224R101
(CUSIP Number)

                              May 24, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

Page 1 of 15 Pages

SCHEDULE 13G

CUSIP No. 28224R101                                                                                                                                                                               Page 2 of 15 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin Capital Management, L.P. II
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,250,000
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 1,250,000
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12)	TYPE OF REPORTING PERSON PN

CUSIP No. 28224R101                                                                                                                                                                                Page 3 of 15 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin International Fund, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,375,400
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 1,375,400
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,400
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12)	TYPE OF REPORTING PERSON CO

CUSIP No. 28224R101                                                                                                                                                                              Page 4 of 15 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin Worldwide Fund, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 250,000
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 250,000
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12)	TYPE OF REPORTING PERSON CO

CUSIP No. 28224R101 Page 5 of 15 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scoggin, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,625,400
		6)	SHARED VOTING POWER 370,000
		7)	SOLE DISPOSITIVE POWER 1,625,400
		8)	SHARED DISPOSITIVE POWER 370,000
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,400
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12)	TYPE OF REPORTING PERSON OO

CUSIP No. 28224R101 Page 6 of 15 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig Effron
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 3,245,400
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 3,245,400
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,245,400
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12)	TYPE OF REPORTING PERSON IN

CUSIP No. 28224R101 Page 7 of 15 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Curtis Schenker
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☐ (b)☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 0
		6)	SHARED VOTING POWER 3,245,400
		7)	SOLE DISPOSITIVE POWER 0
		8)	SHARED DISPOSITIVE POWER 3,245,400
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,245,400
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).	Name of Issuer:

eFunds Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4900 N. Scottsdale Road, Suite 1000
Scottsdale, AZ  85251

Item 2(a).	Name of Persons Filing:

(i)	Scoggin Capital Management, L.P. II
(ii)	Scoggin International Fund, Ltd.
(iii)	Scoggin Worldwide Fund, Ltd.
(iv)	Scoggin, LLC
(v)	Craig Effron
(vi)	Curtis Schenker

(collectively, the “Reporting Persons” and each a “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons, other than Scoggin International Fund, Ltd. and Scoggin Worldwide Fund, Ltd., has a business address at 660 Madison Avenue, New York, NY  10021.

Scoggin International Fund, Ltd. has a business address at c/o Swiss Financial Services (Bahamas) Ltd.; One Montague Place, 4th Floor; East Bay Street; P.O. Box EE-17758; Nassau, Bahamas.

Scoggin Worldwide Fund, Ltd. has a business address at c/o Q&H Corporate Services, Ltd.; 3rd Floor, Harbour Centre; P.O. Box 1348; George Town, Grand Cayman, Cayman Islands.

Item 2(c).	Citizenship or Place of Organization:

(i)	Scoggin Capital Management, L.P. II
Delaware

(ii)	Scoggin International Fund, Ltd.
Commonwealth of the Bahamas

(iii)	Scoggin Worldwide Fund, Ltd.
Cayman Islands

(iv)	Scoggin, LLC
New York

(v)           Craig Effron
        USA

(vi)      Curtis Schenker
        USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

28224R101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(i)           Scoggin Capital Management, L.P. II1

(a)	Amount beneficially owned: 1,250,000

(b)	Percent of class: 2.6%[2]

(c)	Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote: 1,250,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of: 1,250,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(ii)           Scoggin International Fund, Ltd.3

(a)	Amount beneficially owned: 1,375,400

(b)	Percent of class: 2.9%

(c)	Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote: 1,375,400

(ii)	Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of: 1,375,400

(iv)	Shared power to dispose or to direct the disposition of: 0

-------------------------------------
[1]
The general partner of Scoggin Capital Management, L.P. II is S&E Partners, L.P., a limited partnership organized under the laws of Delaware.  Scoggin, Inc., a corporation organized under the laws of Delaware, is the sole general partner of S&E Partners, L.P.  Craig Effron and Curtis Schenker are the stockholders of Scoggin, Inc.

[2]	Percentages are based on 47,381,329 outstanding shares of Common Stock (as set forth in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on May 10, 2007).

[3]	The investment manager of Scoggin International Fund, Ltd. is Scoggin, LLC. Craig Effron and Curtis Schenker are the managing members of Scoggin, LLC.

(iii)           Scoggin Worldwide Fund, Ltd.4

(a)	Amount beneficially owned: 250,000

(b)	Percent of class: 0.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 250,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 250,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(iv)           Scoggin, LLC5

(a)	Amount beneficially owned: 1,995,400

(b)	Percent of class: 4.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,625,400

(ii)	Shared power to vote or to direct the vote: 370,000

(iii)	Sole power to dispose or to direct the disposition of: 1,625,400

(iv)	Shared power to dispose or to direct the disposition of: 370,000

(v)           Craig Effron

(a)	Amount beneficially owned: 3,245,400

(b)	Percent of class: 6.8%

-------------------------------
[4]	Scoggin, LLC serves as investment sub-manager for equity and event-driven investing for Scoggin Worldwide Fund, Ltd. Craig Effron and Curtis Schenker are the managing members of Scoggin, LLC.

[5]
Scoggin, LLC is the investment manager of Scoggin International Fund, Ltd. and the investment manager for certain discretionary managed accounts.  Scoggin, LLC serves as investment sub-manager for equity and event-driven investing for Scoggin Worldwide Fund, Ltd.  Craig Effron and Curtis Schenker are the managing members of Scoggin, LLC.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,245,400

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,245,400

(vi)           Curtis Schenker

(a)	Amount beneficially owned: 3,245,400

(b)	Percent of class: 6.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,245,400

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,245,400

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

A person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities with respect to the 370,000 shares held in certain discretionary managed accounts to which Scoggin, LLC is the investment manager.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Scoggin Capital Management, L.P. II By: S&E Partners, L.P., its General Partner By: Scoggin, Inc., its General Partner
By: /s/ Craig Effron Title: President
Dated as of June 5, 2007

Scoggin International Fund, Ltd. By: Scoggin, LLC, its Investment Manager
By: /s/ Craig Effron Title: Member
Dated as of June 5, 2007

Scoggin Worldwide Fund, Ltd.
By: /s/ Craig Effron Title: Director
Dated as of June 5, 2007

Scoggin, LLC
By: /s/ Craig Effron Title: Member
Dated as of June 5, 2007

/s/ Craig Effron Craig Effron
 Dated as of June 5, 2007

/s/ Curtis Schenker Curtis Schenker
 Dated as of June 5, 2007

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Scoggin Capital Management, L.P. II By: S&E Partners, L.P., its General Partner By: Scoggin, Inc., its General Partner
By: /s/ Craig Effron Title: President
Dated as of June 5, 2007

Scoggin International Fund, Ltd. By: Scoggin, LLC, its Investment Manager
By: /s/ Craig Effron Title: Member
Dated as of June 5, 2007

Scoggin Worldwide Fund, Ltd.
By: /s/ Craig Effron Title: Director
Dated as of June 5, 2007

Scoggin, LLC
By: /s/ Craig Effron Title: Member
Dated as of June 5, 2007

/s/ Craig Effron Craig Effron
 Dated as of June 5, 2007

/s/ Curtis Schenker Curtis Schenker
 Dated as of June 5, 2007